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                                                                   Exhibit 99.36

     Not for Distribution outside of Canada

POINT INTERNATINAL LTD.

POINTS INTERNATIONAL ANNOUNCES C$15.8 MILLION PRIVATE PLACEMENT

FUNDS TO DRIVE DEVELOPMENT AND MARKETING OF ENHANCED CONSUMER OFFERING AT POINTS.COM

TORONTO -- Points International Ltd. (TSX: PTS, OTC: PTSEF), the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points, announced today that it intends to complete a private placement with institutional and other accredited investors. The Company expects to raise gross proceeds of approximately $15.8 million through the issuance of up to 18.1 million common shares at a price of $0.68 per share, including one convertible preferred share for cash consideration of $3.5 million. As at today's date the preferred share is convertible into 4.5 million common shares, resulting in an effective price per underlying common share of $0.77.

Proceeds from the placement will be used for marketing purposes, technology development and working capital in connection with the ongoing evolution of the Company's feature-rich reward management portal.

"We have attracted an impressive group of new investors who share our belief that Points International is well positioned to provide unique and valuable services to the millions of members of the world's most successful loyalty programs." said Rob MacLean, Points International's CEO. "We have built the world's most popular site to earn and swap reward program miles and points by establishing strong relationships with our Partners and developing unique and robust technologies that now are integrated with over 60 of these great organizations. This financing will allow us to accelerate the development of our consumer offering and we are now even better positioned to commence an aggressive marketing campaign, capitalizing on many of the new features that will augment our member's experience."

Among the investors is IAC/InterActiveCorp (NASDAQ:IACI), which owns 19.1% of the adjusted fully diluted common shares of the Company. IAC will maintain its percentage ownership interest through

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the purchase of a Series Four Preferred Shares in the capital of the Company, that is convertible into 4.5 million Common Shares. The Series Four Preferred Share has substantially the same terms as the Company's outstanding Series Two Preferred Share, including as to dividend rights, voting rights and the right to elect one member of the Board of Directors.

Merriman Curhan Ford & Co. is acting as lead placement agent for this transaction. In connection with the private placement, the Company expects to issue broker warrants, with a term of three years, exercisable to acquire up to 757,378 common shares at a price of $0.83 per common share.

In connection with this transaction, with a view to more closely aligning the size and composition of the Board of Directors with the needs of the Company and with current trends in corporate governance, the size of the Board of Directors will be reduced to 7 from the current 11. Each of Christopher Barnard, Rowland Fleming, Jim Kranias, and Grant McCutcheon intend to tender their resignations from the Board effective upon the closing of the private placement.

"I would like to thank the departing Board Members, who have played an important role in the stewardship of the Company from the very inception of Points.com," said MacLean, "The support and commitment offered by these people to the Company and to the Management team has been invaluable to our development and success to date. We are confident that the smaller Board, with the increased representation of some key stakeholders, will continue to effectively and efficiently represent all shareholders."

The Company also announced today that CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, has agreed to sell the $6 million convertible debenture issued by the Company to CIBC Capital Partners in 2001; the purchasers will also acquire from CIBC Capital Partners the outstanding Series One Preferred Share in the capital of Points International Ltd.

The closing of this transaction is anticipated this week and is subject to customary closing conditions including receipt of applicable regulatory approvals.

About Points International Ltd.

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Points International Ltd. is the owner and operator of Points.com, the world's most popular site to earn and swap reward program miles and points. Over 45 of the world's leading programs participate on Points.com, including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points(TM), TripRewards(R), Priority Club(R) Rewards, Asia Miles(R) and S&H greenpoints.

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Source: Points International Ltd (TSX Exchange: PTS, OTC: PTSEF)

FOR FURTHER INFORMATION

Investor Relations: Steve Yuzpe, Chief Financial Officer, Points International Ltd., Direct: (416) 596-6382, Email: steve.yuzpe@points.com; or

Ed Lewis, CEOcast, Inc. for Points International, (212) 732-4300, elewis@ceocast.com

Business Development Inquiries: Christopher Barnard, President, Points International Ltd., Direct: (416) 596-6381, Email:
christopher.barnard@points.com